15025747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookline Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2501 20th Place South, Suite 275
(No. and Street)

Birmingham	Alabama	35233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Goff 404-835-7560
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiPiazza LaRocca Heeter & Co., LLC
(Name – *if individual, state last, first, middle name*)

510 Office Park Drive, Suite 100	Birmingham	Alabama	35223
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 08 2015
REGISTRATIONS BRANCH
14

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald W. Goff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookline Group, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Ronald W Goff
Signature

Ronald W Goff
Title

Carolyn Elizabeth Shupp 2/2/17
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKLINE GROUP, LLC

Financial Statements and
Supplementary Information
Year Ended December 31, 2014

BROOKLINE GROUP, LLC

Table of Contents

D DI PIAZZA
L LA ROCCA
H HEETER
C & CO, LLC

OFFICE LOCATION
510 OFFICE PARK DRIVE • SUITE 100
BIRMINGHAM, AL 35223
T 205.871.9973
F 205.871.9983

MAILING ADDRESS
P.O. BOX 530095
BIRMINGHAM, AL 35253-0095

MEMBERS
AICPA
ALABAMA SOCIETY OF CPAS
CENTER FOR AUDIT QUALITY
GAQC
EBPAQC

WWW.DLHCPA.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Brookline Group, LLC

We have audited the accompanying financial statements of Brookline Group, LLC (an Alabama limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Brookline Group LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brookline Group LLC as of December 31, 2014, and the results of its operations and its cash flows for the then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital and aggregate indebtedness under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Brookline Group LLC's financial statements. The supplemental information is the responsibility of Brookline Group LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DiPiazza LaRocca Heeter & Co., LLC

February 27, 2015

Brookline Group, LLC

Statement of Financial Condition
December 31, 2014

Assets

Current Assets	
Cash	$ 687,846
Cash on deposit with clearing broker	87,181
Accounts receivable	64,770
Employee advances	25,000
Total current assets	864,797
Noncurrent Assets	
Restricted securities	25,704
Warrants (not readily marketable)	195,304
Property and equipment, net	8,938
Prepaid expenses and deposits	36,420
Total noncurrent assets	266,366
Total assets	$ 1,131,163

Liabilities and Members' Capital

Current Liabilities	
Accounts payable	$ 20,985
Due to clearing broker	8,812
Accrued expenses	616,271
Total current liabilities	646,068
Members' equity	485,095
Total liabilities and members' capital	$ 1,131,163

See notes to financial statements.

Brookline Group, LLC

Statement of Operations
Year Ended December 31, 2014

Revenues	
Investment banking and consulting	$ 2,419,794
Commissions	103,831
Interest income	7
Unrealized gain on investments	37,742
Total revenues	2,561,374
Expenses	
Salaries, commissions and related benefits	1,947,488
Occupancy and other office expenses	120,345
Communications	39,417
Clearing, transaction services and research	80,429
Professional fees	191,915
Regulatory expense	35,323
Other expenses	15,002
Travel, lodging and meals	34,332
Depreciation expense	3,153
Total expenses	2,467,404
Net income	$ 93,970

See notes to financial statements.

Brookline Group, LLC

Statement of Changes in Members' Capital
Year Ended December 31, 2014

	Class A Capital	Class B Capital	Total Members' Capital
Balance at December 31, 2013	$ 391,125	$ -	$ 391,125
Net income (loss)	93,970	-	93,970
Balance at December 31, 2014	$ 485,095	$ -	$ 485,095

See notes to financial statements.

Brookline Group, LLC

Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows From Operating Activities	
Net income	$ 93,970
Adjustments to reconcile net income to net cash	
Depreciation expense	3,153
Unrealized gain on warrants	(26,004)
Warrants received as compensation	(17,374)
Changes in assets and liabilities:	
Accounts receivable	(3,168)
Receivables from clearing broker	71,215
Prepaid expenses and deposits	18,248
Accounts payable	(33,035)
Accrued compensation and other expenses	588,130
Total adjustments	601,165
Net cash provided by operating activities	695,135
Cash Flows From Investing Activities	
Purchase of securities held for investment	(13,965)
Unrealized gain on securities held for investment	(11,740)
Employee advances, net	(25,000)
Net cash used in investing activities	(50,705)
Net increase in cash	644,430
Cash	
Beginning of year	43,416
End of year	$ 687,846

See notes to financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Brookline Group, LLC (Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member the Financial Industry Regulatory Authority (FINRA). The Company provides investment banking services and retail sales to its clients. Investment banking services include, primarily, access to new capital to its clients through private placements to retail investors, private capital firms and high net worth individuals. Retail sales are offered through the Company's broker dealer operations. Accounts in this operation are carried by the Company's clearing firm, Sterne Agee & Leach Inc., on a fully disclosed basis and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. In early 2014 the Company applied to FINRA for a change in its Membership Agreement to eliminate proprietary trading from its authorized activities. In April 2014 it received approval for the change. This change reduced the Company's net capital requirement from a minimum of $100,000 to a minimum of $50,000.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Members' Capital

The Company was formed on March 11, 2010 as a Limited Liability Company under state of Delaware statutes, and in 2012 it changed its domicile and is now an Alabama Company. Under terms of the LLC Operating Agreement, the Company shall have perpetual existence unless otherwise terminated in accordance with the LLC Operating Agreement. The Company has two authorized classes of members' capital, Class A and Class B. As of December 31, 2014 only Class A shares were held by members of the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Investment Banking and Consulting Revenue

Investment banking revenues include fees and commissions arising from private placements, finder's fees and advisory services. Fees and commissions are recorded at the time the transaction is completed and the related income is reasonably determinable. All related expenses, including commission expense arising from these transactions, are also recorded at the date they are reasonably determined.

Commission Income

The Company records commission income and related expenses on a settlement date basis. To conform to GAAP, the audited financial statements are adjusted to trade date accounting where appropriate.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2014, there were no cash equivalents.

Accounts Receivable

Accounts receivable consist primarily of fees and expense reimbursements earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management determined collectability is reasonably assured; as such, the Company does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables.

Investments

The Company may from time to time hold investments received as part of its compensation for investment banking services. These investments are stated at fair value. During the year, the Company received compensation in the form of warrants from customers. The Company monitors these investments for changes in fair value based on pertinent qualitative and quantitative information available to management and makes appropriate changes to the fair value on the statement of financial position. The Company reviews investments for impairment and determines whether any impairment is other-than-temporary. The Company considers an impairment to be other-than-temporary when it is more likely than not that the investment will be liquidated at an amount less than its cost basis. Any other-than-temporary impairments are recognized as realized losses from investments and a new cost basis is established.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations.

Depreciation

Depreciation is computed on the straight-line basis using a life that most closely approximates an asset's useful life. As of December 31, 2014, property and equipment consisted of computers and furniture and fixtures, all of which have a five year estimated useful life.

Depreciation expense amounted to $3,153 for the year ended December 31, 2014.

Advertising Costs

The Company expenses advertising costs during the period in which they are incurred. During 2014, the Company charged $7,735 to advertising expense, which is included in communications expenses in the accompanying statement of operations.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. As a partnership, it is not a taxpaying entity for federal or state income tax purposes. Accordingly, no provision for income taxes has been recorded in the financial statements. All income or losses will be reported on the members' respective income tax returns.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company is not subject to income tax examinations by the U.S. federal, state or local taxing authorities for years prior to 2011, with few exceptions.

Risk and Uncertainties

Investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could affect the Company's financial condition.

Subsequent Events

The Company has evaluated events or transactions occurring after December 31, 2014, the balance sheet date, through February 27, 2015, the date the financial statements were issued, and determined there have been no such events or transactions which would impact the financial statement for the year ended December 31, 2014.

Note 2. Concentrations of Credit Risk

The Company maintains its cash balances at high credit quality financial institutions. At times, the balances in these accounts may have exceeded federally insured limits. The Company did not experience any losses in such accounts. The Company periodically reviewed the relative credit standing of the financial institution and believed it was not exposed to any significant credit risk on cash.

The Company is engaged in various investment banking activities in which counterparties primarily include private and public companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of counterparties.

Note 3. Fair Value Measurements

Under the FASB's authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market,

income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

Level 2 Observable inputs other than Level 1, including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

Level 3 Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models, and periodic re-assessments of models to ensure that they are continuing to perform as designed. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year ended December 31, 2014, there were changes to the Company's valuation techniques. These changes are not expected to have a material impact on its financial position or results of operations.

Following is a description of the valuation methodology used for assets measured at fair value.

Restricted securities: As of December 31, 2014, the Company held restricted securities obtained from the exercise of warrants, which are subject to a holding period. Due to the short-term restriction period on the sale of these assets, the Company valued these restricted securities at the quoted market price for identical assets with no discount for lack of marketability.

Warrants: As of December 31, 2014, warrant instruments were valued at the fair value using market quotations of the underlying stock, reduced by the exercise price of the warrant. In determining fair value, the Company considers all relevant qualitative and quantitative information available. These factors are subject to change over time and are reviewed periodically.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets at fair value as of December 31, 2014.

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Restricted securities	$ -	$ 25,704	$ -	$ 25,704
Warrants	$ -	$ 195,304	$ -	$ 195,304
Total financial assets	$ -	$ 221,008	$ -	$ 221,008

The following table presents a reconciliation of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3 assets).

	Warrants
Balance, beginning of year	$ 151,926
Total unrealized gains included in statement of operations	26,004
Purchases, sales, issuances and settlements:	
Issuances	17,374
Net transfers out of Level 3	(195,304)
Balance, end of year	$ -

The Company recognizes transfers into and out of levels at the end of the reporting period. The Warrants were transferred out of Level 3 during the year ended December 31, 2014 because of the existence of quoted market prices in active markets for similar assets.

The following table presents a schedule of financial assets held by the Company as of December 31, 2014 and the related unrealized gains and losses. Net realized and unrealized gains and losses on financial assets are included in net income.

	Cost	Fair Value	Unrealized Gain (Loss)
Restricted securities	$ 13,965	$ 25,704	$ 11,739
Warrants	566,526	195,304	(371,222)
Total financial assets	$ 580,491	$ 221,008	$ (359,483)

Note 4. Property and Equipment, Net

Property and equipment, net of accumulated depreciation, consist of the following as of December 31, 2014:

	2014
Furniture and fixtures	$ 4,303
Computer equipment	11,460
Accumulated depreciation	(6,825)
	$ 8,938

Note 5. Commitments

The Company leases office space under a non-cancelable operating lease expiring April 30, 2015. The lease is renewable in three-month increments and the aggregate minimum future lease commitment through December 31, 2015 is $27,956.

The obligation for additional office space is under a Shared Services Agreement as described in Note 6.

Rental expense amounted to $95,865 for the year ended December 31, 2014 and is included in occupancy and other office expenses on the accompanying statement of operations.

Note 6. Related Party Transactions

The Company utilized office space and paid overhead costs under the terms of a Shared Services Agreement on a month-to-month basis. The parties of this agreement are Brookline Group, LLC and another company with which it shares partial common ownership. For the year ending December 31, 2014, total rent and overhead costs incurred totaled $9,984 and $11,688, respectively, and were determined primarily based on a proportion of space occupied and resources utilized.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires that the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, as defined by Rule 15c 3-1, shall not exceed certain limits. At December 31, 2014, the Company was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Note 8. Annual Audit Report

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

Note 9. Subordinated Liabilities

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2014.

Brookline Group, LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

Computation of net capital	
Total stockholder's equity qualified for net capital	$ 485,095
Deduct non-allowable assets:	
Receivable from private placements	64,770
Employee advances	25,000
Other investments - warrants	195,304
Restricted securities	25,704
Property and equipment, net	8,938
Prepaid expenses and deposit	36,420
Net capital	$ 128,959
Computation of basic net capital requirement	
Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$ 42,484
Minimum dollar net capital requirement	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 78,959
Excess net capital at 1,000 percent (net capital less 10 percent of aggregate indebtedness)	$ 65,233
Computation of aggregate indebtedness	
Total aggregate indebtedness from statement of financial condition	$ 637,256
Percentage of aggregate indebtedness to net capital	494%

Brookline Group, LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

Reconciliation with the Company's computation		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	128,959
Audit adjustments:		-
Net capital per calculation above	$	128,959

D DI PIAZZA
L LAROCCA
H HEETER
C & Co, LLC

OFFICE LOCATION
510 OFFICE PARK DRIVE • SUITE 100
BIRMINGHAM, AL 35223
T 205.871.9973
F 205.871.9983

MAILING ADDRESS
P.O. BOX 530095
BIRMINGHAM, AL 35253-0095

MEMBERS
AICPA
ALABAMA SOCIETY OF CPAS
CENTER FOR AUDIT QUALITY
GAQC
EBPAQC

WWW.DLHCPA.COM

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Brookline Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brookline Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) stated that Brookline Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Brookline Group LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brookline Group LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DiPiazza LaRocca Heeter & Co., LLC

February 27, 2015

BROOKLINE GROUP, LLC

Exemption Report
Required Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

Brookline Group, LLC's Exemption Report

Brookline Group, LLC (Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): 17 C.F.R. § 240.15c3-3(k)(2)(ii).

The Company clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to said broker-dealer. The clearing broker-dealer carries all of the customer accounts of the Company and maintains and preserves such books and records related to customer accounts as required by Rules 17a-3 and 17a-4.

Brookline Group, LLC

I, Ronald W Goff, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Ronald W Goff

Title: FINOP

DATE April 7, 2015

BROOKLINE GROUP, LLC

Agreed-Upon Procedures – Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014

TABLE OF CONTENTS

DiPiazza LaRocca Heeter Co, LLC

OFFICE LOCATION
510 OFFICE PARK DRIVE • SUITE 100
BIRMINGHAM, AL 35223
T 205.871.9973
F 205.871.9983

MAILING ADDRESS
P.O. BOX 530095
BIRMINGHAM, AL 35253-0095

MEMBERS
AICPA
ALABAMA SOCIETY OF CPAS
CENTER FOR AUDIT QUALITY
GAQC
EBPAQC

WWW.DLHCPA.COM

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Members of Brookline Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Brookline Group, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brookline Group, LLC's compliance with the applicable instructions of Form SIPC-7. Brookline Group, LLC's management is responsible for Brookline Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (check register), noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DiPiazza LaRocca Heeter & Co., LLC

February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068556 FINRA DEC
Brookline Group LLC
2501 20th Place S STE 275
Birmingham, AL 35223-1748

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ron Goff 706-273-6666

2. A. General Assessment (item 2e from page 2) $ 6,211

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,201)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,010

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,010

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $4,010

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brookline Group LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of February , 20 15 .

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,570,874
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	48,644
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	37,742
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	86,386
2d. SIPC Net Operating Revenues	$2,484,487
2e. General Assessment @ .0025	$ 6,211 (to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated
FINRA Financial Industry Regulatory Authority
NYSE, Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation